UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Healthcare Realty Trust Incorporated

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

42226K105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,903,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,903,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,903,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 4,826,156 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,420,705
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,420,705
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,420,705*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

CO

* Includes 4,826,156 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,498,495
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,498,495
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,498,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,163,641
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,163,641
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,163,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,163,641
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,163,641
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,163,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		631,926
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

631,926
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

631,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		631,926
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

631,926
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

631,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,795,567
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,795,567
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,795,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,853,027
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,853,027
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,853,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,903,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,903,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,903,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 4,826,156 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,903,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,903,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,903,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 4,826,156 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,903,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,903,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,903,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 4,826,156 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,903,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,903,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,903,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 4,826,156 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. 42226K105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,903,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,903,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,903,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 4,826,156 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. 42226K105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.01 par value per share (the “Shares”), of Healthcare Realty Trust Incorporated, a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203.

Item 2.	Identity and Background.

(a)This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
16

CUSIP No. 42226K105

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

17

CUSIP No. 42226K105

(f)Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 11,420,705 Shares beneficially owned by Starboard V&O Fund is approximately $195,570,282, excluding brokerage commissions (including $77,889,207 paid as consideration for Starboard V&O Fund's entry into certain forward purchase contracts providing for the purchase of 4,826,156 Shares). The aggregate purchase price of the 1,498,495 Shares beneficially owned by Starboard S LLC is approximately $25,506,163, excluding brokerage commissions. The aggregate purchase price of the 1,163,641 Shares beneficially owned by Starboard C LP is approximately $19,807,337, excluding brokerage commissions. The aggregate purchase price of the 631,926 Shares beneficially owned by Starboard L Master is approximately $10,744,309, excluding brokerage commissions. The aggregate purchase price of the 3,853,027 Shares beneficially owned by Starboard X Master is approximately $65,686,130, excluding brokerage commissions. The aggregate purchase price of the 2,335,206 Shares held in the Starboard Value LP Account is approximately $40,971,289, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), the announced CEO search process, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

18

CUSIP No. 42226K105

Item 5.	Interest in Securities of the Issuer.

(a) The percentages used in this Schedule 13D are based upon 354,388,216 Shares outstanding, as of October 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on November 25, 2024. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Schedule B attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed hereto were effected in the open market through various brokerage entities.

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that TD Asset Management Inc. ("TD") had investment discretion over 105,184 Shares as of September 30, 2024, which would represent beneficial ownership of approximately 0.03% of the outstanding Shares as of such date, as such information is set forth in the Form 13F-HR filings filed by TD Asset Management Inc. on November 1, 2024. As reported in the Form ADV filed by Starboard Value, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.'s ownership interest in Starboard Value is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a "group" within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 4,826,156 Shares (the “BA Forward Contracts”). The BA Forward Contracts have a final valuation date of November 10, 2025, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. The BA Forward Contracts provide for physical settlement. Until the settlement date, none of the BA Forward Contracts give Starboard V&O Fund voting and dispositive control over the Shares to which such contracts relate.

19

CUSIP No. 42226K105

On November 26, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated November 26, 2024.
99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated November 26, 2024.

20

CUSIP No. 42226K105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

21

CUSIP No. 42226K105

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	Starboard Value LP 201 E Las Olas Boulevard, Suite 1000 Fort Lauderdale, Florida 33301	United States of America
Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 42226K105

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Class A Common Stock	1,353	17.0750	10/09/2024
Purchase of Class A Common Stock	1,352	17.0750	10/09/2024
Purchase of Class A Common Stock	13,525	17.0800	10/09/2024
Purchase of Class A Common Stock	13,525	17.0800	10/09/2024
Purchase of Class A Common Stock	25,698	17.0966	10/09/2024
Purchase of Class A Common Stock	25,697	17.0966	10/09/2024
Purchase of Class A Common Stock	13,525	17.0800	10/10/2024
Purchase of Class A Common Stock	13,525	17.0800	10/10/2024
Purchase of Class A Common Stock	54,100	17.0622	10/10/2024
Purchase of Class A Common Stock	54,100	17.0622	10/10/2024
Purchase of Class A Common Stock	53,700	17.1299	11/01/2024
Purchase of Class A Common Stock	53,700	17.1299	11/01/2024
Purchase of Class A Common Stock	53,700	17.0841	11/06/2024
Purchase of Class A Common Stock	53,700	17.0841	11/06/2024
Purchase of Class A Common Stock	16,379	17.3441	11/07/2024
Purchase of Class A Common Stock	16,378	17.3441	11/07/2024
Purchase of Class A Common Stock	26,850	17.9650	11/11/2024
Purchase of Class A Common Stock	26,850	17.9650	11/11/2024
Purchase of Class A Common Stock	134,250	17.9248	11/11/2024
Purchase of Class A Common Stock	134,250	17.9248	11/11/2024
Purchase of Class A Common Stock	102,140	18.2690	11/12/2024
Purchase of Class A Common Stock	102,140	18.2690	11/12/2024
Purchase of Class A Common Stock	26,850	17.6509	11/12/2024
Purchase of Class A Common Stock	26,850	17.6509	11/12/2024
Purchase of Class A Common Stock	27,008	18.0025	11/12/2024
Purchase of Class A Common Stock	27,008	18.0025	11/12/2024
Purchase of Class A Common Stock	134,250	17.6704	11/12/2024
Purchase of Class A Common Stock	134,250	17.6704	11/12/2024
Purchase of Class A Common Stock	134,250	17.5713	11/13/2024
Purchase of Class A Common Stock	134,250	17.5713	11/13/2024
Purchase of Class A Common Stock	93,438	17.4800	11/14/2024
Purchase of Class A Common Stock	93,438	17.4800	11/14/2024
Purchase of Class A Common Stock	8,265	17.4315	11/20/2024
Purchase of Class A Common Stock	8,265	17.4315	11/20/2024
Purchase of Class A Common Stock	163,785	17.4807	11/20/2024
Purchase of Class A Common Stock	163,785	17.4807	11/20/2024
Purchase of Class A Common Stock	157,645	17.5141	11/20/2024
Purchase of Class A Common Stock	157,645	17.5141	11/20/2024
Purchase of Class A Common Stock	1,450	17.5950	11/21/2024
Purchase of Class A Common Stock	1,450	17.5950	11/21/2024
Purchase of Class A Common Stock	41,081	17.7988	11/21/2024
Purchase of Class A Common Stock	41,080	17.7988	11/21/2024
Purchase of Class A Common Stock	60,761	17.7605	11/21/2024
Purchase of Class A Common Stock	60,761	17.7605	11/21/2024
Exercise of Forward Contract	2,966,589	18.1738	11/21/2024
Purchase of Class A Common Stock	107,400	17.4604	11/22/2024
Purchase of Class A Common Stock	107,400	17.4604	11/22/2024
Purchase of Class A Common Stock	161,100	17.5499	11/22/2024
Purchase of Class A Common Stock	161,100	17.5499	11/22/2024
Purchase of Class A Common Stock	104	17.4900	11/22/2024
Purchase of Class A Common Stock	104	17.4900	11/22/2024
Purchase of Class A Common Stock	80,550	17.4978	11/25/2024
Purchase of Class A Common Stock	80,550	17.4978	11/25/2024
Purchase of Class A Common Stock	80,550	17.4964	11/25/2024
Purchase of Class A Common Stock	80,550	17.4964	11/25/2024
Purchase of Class A Common Stock	40,275	17.5800	11/25/2024
Purchase of Class A Common Stock	40,275	17.5800	11/25/2024

CUSIP No. 42226K105

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Class A Common Stock	365	17.0750	10/09/2024
Purchase of Class A Common Stock	3,650	17.0800	10/09/2024
Purchase of Class A Common Stock	6,935	17.0966	10/09/2024
Purchase of Class A Common Stock	3,650	17.0800	10/10/2024
Purchase of Class A Common Stock	14,600	17.0622	10/10/2024
Purchase of Class A Common Stock	14,400	17.1299	11/01/2024
Purchase of Class A Common Stock	14,400	17.0841	11/06/2024
Purchase of Class A Common Stock	4,392	17.3441	11/07/2024
Purchase of Class A Common Stock	7,200	17.9650	11/11/2024
Purchase of Class A Common Stock	36,000	17.9248	11/11/2024
Purchase of Class A Common Stock	27,390	18.2690	11/12/2024
Purchase of Class A Common Stock	7,200	17.6509	11/12/2024
Purchase of Class A Common Stock	7,242	18.0025	11/12/2024
Purchase of Class A Common Stock	36,000	17.6704	11/12/2024
Purchase of Class A Common Stock	36,000	17.5713	11/13/2024
Purchase of Class A Common Stock	25,056	17.4800	11/14/2024
Purchase of Class A Common Stock	2,216	17.4315	11/20/2024
Purchase of Class A Common Stock	43,920	17.4807	11/20/2024
Purchase of Class A Common Stock	42,273	17.5141	11/20/2024
Purchase of Class A Common Stock	389	17.5950	11/21/2024
Purchase of Class A Common Stock	11,016	17.7988	11/21/2024
Purchase of Class A Common Stock	16,294	17.7605	11/21/2024
Exercise of Forward Contract	389,373	18.1143	11/21/2024
Exercise of Forward Contract	622,506	15.9035	11/21/2024
Purchase of Class A Common Stock	28,800	17.4604	11/22/2024
Purchase of Class A Common Stock	43,200	17.5499	11/22/2024
Purchase of Class A Common Stock	28	17.4900	11/22/2024
Purchase of Class A Common Stock	21,600	17.4978	11/25/2024
Purchase of Class A Common Stock	21,600	17.4964	11/25/2024
Purchase of Class A Common Stock	10,800	17.5800	11/25/2024

CUSIP No. 42226K105

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Class A Common Stock	280	17.0750	10/09/2024
Purchase of Class A Common Stock	2,800	17.0800	10/09/2024
Purchase of Class A Common Stock	5,320	17.0966	10/09/2024
Purchase of Class A Common Stock	2,800	17.0800	10/10/2024
Purchase of Class A Common Stock	11,200	17.0622	10/10/2024
Purchase of Class A Common Stock	11,200	17.1299	11/01/2024
Purchase of Class A Common Stock	11,200	17.0841	11/06/2024
Purchase of Class A Common Stock	3,416	17.3441	11/07/2024
Purchase of Class A Common Stock	5,600	17.9650	11/11/2024
Purchase of Class A Common Stock	28,000	17.9248	11/11/2024
Purchase of Class A Common Stock	21,303	18.2690	11/12/2024
Purchase of Class A Common Stock	5,600	17.6509	11/12/2024
Purchase of Class A Common Stock	5,633	18.0025	11/12/2024
Purchase of Class A Common Stock	28,000	17.6704	11/12/2024
Purchase of Class A Common Stock	28,000	17.5713	11/13/2024
Purchase of Class A Common Stock	19,488	17.4800	11/14/2024
Purchase of Class A Common Stock	1,724	17.4315	11/20/2024
Purchase of Class A Common Stock	34,160	17.4807	11/20/2024
Purchase of Class A Common Stock	32,879	17.5141	11/20/2024
Purchase of Class A Common Stock	303	17.5950	11/21/2024
Purchase of Class A Common Stock	8,568	17.7988	11/21/2024
Purchase of Class A Common Stock	12,673	17.7605	11/21/2024
Exercise of Forward Contract	302,538	18.1143	11/21/2024
Exercise of Forward Contract	482,935	15.9030	11/21/2024
Purchase of Class A Common Stock	22,400	17.4604	11/22/2024
Purchase of Class A Common Stock	33,600	17.5499	11/22/2024
Purchase of Class A Common Stock	21	17.4900	11/22/2024
Purchase of Class A Common Stock	16,800	17.4978	11/25/2024
Purchase of Class A Common Stock	16,800	17.4964	11/25/2024
Purchase of Class A Common Stock	8,400	17.5800	11/25/2024

CUSIP No. 42226K105

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Class A Common Stock	145	17.0750	10/09/2024
Purchase of Class A Common Stock	1,450	17.0800	10/09/2024
Purchase of Class A Common Stock	2,755	17.0966	10/09/2024
Purchase of Class A Common Stock	1,450	17.0800	10/10/2024
Purchase of Class A Common Stock	5,800	17.0622	10/10/2024
Purchase of Class A Common Stock	5,600	17.1299	11/01/2024
Purchase of Class A Common Stock	5,600	17.0841	11/06/2024
Purchase of Class A Common Stock	1,708	17.3441	11/07/2024
Purchase of Class A Common Stock	2,800	17.9650	11/11/2024
Purchase of Class A Common Stock	14,000	17.9248	11/11/2024
Purchase of Class A Common Stock	10,652	18.2690	11/12/2024
Purchase of Class A Common Stock	2,800	17.6509	11/12/2024
Purchase of Class A Common Stock	2,817	18.0025	11/12/2024
Purchase of Class A Common Stock	14,000	17.6704	11/12/2024
Purchase of Class A Common Stock	14,000	17.5713	11/13/2024
Purchase of Class A Common Stock	9,744	17.4800	11/14/2024
Purchase of Class A Common Stock	862	17.4315	11/20/2024
Purchase of Class A Common Stock	17,080	17.4807	11/20/2024
Purchase of Class A Common Stock	16,440	17.5141	11/20/2024
Purchase of Class A Common Stock	151	17.5950	11/21/2024
Purchase of Class A Common Stock	4,284	17.7988	11/21/2024
Purchase of Class A Common Stock	6,336	17.7605	11/21/2024
Exercise of Forward Contract	171,053	18.1143	11/21/2024
Exercise of Forward Contract	271,388	15.9015	11/21/2024
Purchase of Class A Common Stock	11,200	17.4604	11/22/2024
Purchase of Class A Common Stock	16,800	17.5499	11/22/2024
Purchase of Class A Common Stock	11	17.4900	11/22/2024
Purchase of Class A Common Stock	8,400	17.4978	11/25/2024
Purchase of Class A Common Stock	8,400	17.4964	11/25/2024
Purchase of Class A Common Stock	4,200	17.5800	11/25/2024

CUSIP No. 42226K105

STARBOARD X MASTER FUND LTD

Purchase of Class A Common Stock	950	17.0750	10/09/2024
Purchase of Class A Common Stock	9,500	17.0800	10/09/2024
Purchase of Class A Common Stock	18,050	17.0966	10/09/2024
Purchase of Class A Common Stock	9,500	17.0800	10/10/2024
Purchase of Class A Common Stock	38,000	17.0622	10/10/2024
Purchase of Class A Common Stock	37,200	17.1299	11/01/2024
Purchase of Class A Common Stock	37,200	17.0841	11/06/2024
Purchase of Class A Common Stock	11,346	17.3441	11/07/2024
Purchase of Class A Common Stock	18,600	17.9650	11/11/2024
Purchase of Class A Common Stock	93,000	17.9248	11/11/2024
Purchase of Class A Common Stock	70,756	18.2690	11/12/2024
Purchase of Class A Common Stock	18,600	17.6509	11/12/2024
Purchase of Class A Common Stock	18,710	18.0025	11/12/2024
Purchase of Class A Common Stock	93,000	17.6704	11/12/2024
Purchase of Class A Common Stock	93,000	17.5713	11/13/2024
Purchase of Class A Common Stock	64,728	17.4800	11/14/2024
Purchase of Class A Common Stock	5,725	17.4315	11/20/2024
Purchase of Class A Common Stock	113,460	17.4807	11/20/2024
Purchase of Class A Common Stock	109,207	17.5141	11/20/2024
Purchase of Class A Common Stock	1,004	17.5950	11/21/2024
Purchase of Class A Common Stock	28,458	17.7988	11/21/2024
Purchase of Class A Common Stock	42,092	17.7605	11/21/2024
Exercise of Forward Contract	1,010,661	18.1312	11/21/2024
Exercise of Forward Contract	1,584,708	15.9379	11/21/2024
Purchase of Class A Common Stock	74,400	17.4604	11/22/2024
Purchase of Class A Common Stock	111,600	17.5499	11/22/2024
Purchase of Class A Common Stock	72	17.4900	11/22/2024
Purchase of Class A Common Stock	55,800	17.4978	11/25/2024
Purchase of Class A Common Stock	55,800	17.4964	11/25/2024
Purchase of Class A Common Stock	27,900	17.5800	11/25/2024

CUSIP No. 42226K105

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Class A Common Stock	555	17.0750	10/09/2024
Purchase of Class A Common Stock	5,550	17.0800	10/09/2024
Purchase of Class A Common Stock	10,545	17.0966	10/09/2024
Purchase of Class A Common Stock	5,550	17.0800	10/10/2024
Purchase of Class A Common Stock	22,200	17.0622	10/10/2024
Purchase of Class A Common Stock	24,200	17.1299	11/01/2024
Purchase of Class A Common Stock	24,200	17.0841	11/06/2024
Purchase of Class A Common Stock	7,381	17.3441	11/07/2024
Purchase of Class A Common Stock	12,100	17.9650	11/11/2024
Purchase of Class A Common Stock	60,500	17.9248	11/11/2024
Purchase of Class A Common Stock	46,030	18.2690	11/12/2024
Purchase of Class A Common Stock	12,100	17.6509	11/12/2024
Purchase of Class A Common Stock	12,171	18.0025	11/12/2024
Purchase of Class A Common Stock	60,500	17.6704	11/12/2024
Purchase of Class A Common Stock	60,500	17.5713	11/13/2024
Purchase of Class A Common Stock	42,108	17.4800	11/14/2024
Purchase of Class A Common Stock	3,725	17.4315	11/20/2024
Purchase of Class A Common Stock	73,810	17.4807	11/20/2024
Purchase of Class A Common Stock	71,043	17.5141	11/20/2024
Purchase of Class A Common Stock	653	17.5950	11/21/2024
Purchase of Class A Common Stock	18,513	17.7988	11/21/2024
Purchase of Class A Common Stock	27,382	17.7605	11/21/2024
Exercise of Forward Contract	586,786	17.5762	11/21/2024
Exercise of Forward Contract	935,307	17.4958	11/21/2024
Purchase of Class A Common Stock	48,400	17.4604	11/22/2024
Purchase of Class A Common Stock	72,600	17.5499	11/22/2024
Purchase of Class A Common Stock	47	17.4900	11/22/2024
Purchase of Class A Common Stock	36,300	17.4978	11/25/2024
Purchase of Class A Common Stock	36,300	17.4964	11/25/2024
Purchase of Class A Common Stock	18,150	17.5800	11/25/2024